Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 November 25, 2013

Subject: Webinar featuring Credit Suisse on Putting Your Gold to Work: Covered-Call Strategies for Today’s Markets | Dec 3rd at 11am ET

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Paul Staneski, Ph.D.

Overview

With interest rates in developed markets still remaining fairly low, investors continue to search for yield. Some say the reach into high yields has gone too far. Are there other parts of the portfolio that have the potential to generate yields? Can gold investments be used to generate income rather than just as a hedge against inflation or protection against a downturn?

Listen as Capital Link and Credit Suisse explore the role of a gold investment as a potential income producer. This 40-minute webinar focuses on the basics of covered-call strategies, their benefits to portfolios and their use in precious metals investments. Additional topics covered include:

 •  The risk/reward profile of owning alternative precious metals investments

 •  The mechanics of a covered-call strategy

 •  Effectively using a gold (or silver) covered-call strategy across varying investment objectives

Featured Speaker

 •  Paul Staneski, Ph.D., Derivatives Solutions, LLC

» READ FULL BIO

NOTE: This webinar is only available during the live broadcast.

*Participants can submit questions prior to or during the event through the special feature on the event page or by emailing Capital Link at questions@capitallink.com

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities to which this communication relates. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

© 2013 Capital Link, Inc. All Rights Reserved. This webinar is organized by Capital Link, a New York-based investor relations and financial communications firm with a strategic focus on closed-end funds and ETFs. The views and opinions expressed in this webinar are those of the speaker, and do not reflect those of Capital Link, Inc. who takes no responsibility for them. The webinars are conducted for educational and informational purposes only and are not meant to provide advice of any kind. Capital Link expressly disclaims any liability for the webinars and the participants do so based on their own decision and at their own risk. Please read the full terms and disclaimer here: http://cef.capitallink.com/about_us/disclaimer.html

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